United States

Securities and Exchange Commission

Washington D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AMERICAN REPROGRAPHICS COMPANY

(Name of Issuer)

Common Stock, Par Value $.001

(Title of Class of Securities)

029263100

(CUSIP Number)

April 19, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)
[	]	Rule 13d-1(c)
[ X ]		Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Person (entities only) Billy E. Thomas
2.	Check the Appropriate Box if a Member of A Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 934,270
	6	Shared Voting Power 0
	7	Sole Dispositive Power 934,270
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 934,270(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11	Percent of Class Represented by Amount in Row (9) 2.06%(2)
12	Type of Reporting Person* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)	Name of Issuer:
American Reprographics Company

Item 1(b)	Address of Issuer's Principal Executive Offices:
700 North Central Avenue, Suite 550
Glendale, CA 91203

Item 2(a)	Name of Person Filing: Billy E. Thomas

Item 2(b)	Address of Principal Business Office or, if none, Residence:
59 Downs Lake Circle
Dallas, Texas 75080

Item 2(c)	Citizenship: United States of America

Item 2(d)	Title of Class of Securities:	Common Stock, par value $.001

Item 2(e)	CUSIP No.: 029263100

Item 3	Not Applicable

Item 4	Ownership.

(a) Amount Beneficially Owned:	934,270(1)

(b) Percent of Class:	2.06%(2)

(c) Number of Shares as to Which the Person Has:

(i)	sole power to vote or to direct the vote:	934,270

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition of:	934,270

(iv)	shared power to dispose or to direct the disposition of:	0

(1)	Beneficial ownership as of March 29, 2007.
(2)	Based on 45,359,460 shares issued and outstanding as of February 15, 2007 as reported in the issuer’s quarterly report on Form 10-K filed with the SEC on March 1, 2007.

Item 5	Ownership of Five Percent or less of a Class.

☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security

Reported on by the Parent Holding Company.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2007

Signature:	/s/ Billy E. Thomas
Billy E. Thomas